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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of	May 2003

                                      Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

                        145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F           X                    Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No           X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: May 13, 2003
	By:	(SIGNED) DAVID GAROFALO
Vice-President, Finance and Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit
1.	Agnico-Eagle Mines Limited's 2002 Annual Report to Shareholders.
2.	Agnico-Eagle Mines Limited's Management Information Circular and Proxy dated April 23, 2003 (including Notice of Annual Meeting).
3.	Agnico-Eagle Mines Limited's Consolidated Statements prepared in accordance with Canadian generally accepted accounting principles.
4.	Agnico-Eagle Mines Limited's Management's Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2002 prepared in accordance with Canadian generally accepted accounting principles.

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SIGNATURE
EXHIBIT